Mitsubishi UFJ Financial Group
FY07 Medium-term Business Plan
February 23, 2007
Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: Mitsubishi UFJ Financial Group, Inc.
Subject Company: Mitsubishi UFJ Securities Co., Ltd.
SEC File No. 333-138106

This document contains forward-looking statements in regard to forecasts, targets and plans of Mitsubishi UFJ Financial Group, Inc. (“MUFG”) and its respective group companies
(collectively, “the group”). These forward-looking statements are based on information currently available to the group and are stated here on the basis of the outlook at the time that this document was produced.  In addition, in producing these statements certain assumptions (premises) have been utilized. These statements and assumptions (premises)
are subjective and may prove to be incorrect and may not be realized in the future.
Underlying such circumstances are a large number of risks and uncertainties. Please see other disclosure and public filings made or will be made by MUFG and the other companies comprising the group, including the latest kessan tanshin, financial reports, Japanese securities reports and annual reports, for additional information regarding such risks and uncertainties. The group has no obligation or intent to update any forward-looking statements contained in this document.
In addition, information on companies and other entities outside the group that is recorded in this document has been obtained from publicly available information and other sources.  The accuracy and appropriateness of that information has not been verified by the group and cannot be guaranteed.
The financial information used in this document was prepared in accordance with accounting standards  generally accepted in Japan, or Japanese GAAP.

(Unified coverage)
Lending
Equity/Debt
(Multichannel)

Strengthen Corporate Investment Banking (CIB) business with an integrated bank/securities business approach
MUS becoming 100% sub. provides opportunity to create an MUFG CIB model that leverages capital strength + bank customer base+ integrated Business Unit framework
--From origination to distribution (O
•
S
•
T
•
D): optimize value-chain by optimally unifying bank/securities
O
Origination
S
Structuring
T
Trading
D
Distribution
MUFG
Customer
base
400,000
corporate
customers
MUFG
Customer
base
400,000
corporate
customers
Retail
accounts
40 million
Retail assets
under
management
¥86 trillion
Market type,
indirect
financing
Direct financing
Capital markets business
with banking customers
CPM functions
Structuring
Securities intermediation
/Introduction
Underwriting/
Sales
Structuring
(Securitization)
Bank
Securi
ties
MUFG capital strength/personnel
Bank
Secu
rities
No. of securities intermediation accounts (end Jan. 07)
Approx. 150,000 (up 70,000 from end Mar. 06)

For U.S. Investors
Filings with the U.S. SEC
Mitsubishi UFJ Financial Group, Inc. (“MUFG”) filed a registration statement on Form F-4 (“Form F-4”) with the U.S. SEC in connection with the proposed share exchange transaction to make Mitsubishi UFJ Securities Co., Ltd. (“MUS”) a wholly-owned subsidiary of MUFG.  The Form F-4 contains a prospectus and other documents.  After the Form F-4 is declared effective, MUS plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed transaction will be voted upon. The Form F-4 and prospectus contain important information about MUFG,
MUS, the share exchange transaction and related matters. U.S. shareholders of MUS are urged to read the Form F-4, the prospectus and the other documents that are filed with the U.S. SEC in connection with the share exchange transaction carefully before they make any voting and investment decision with respect to the proposed share exchange transaction. The Form F-4, the prospectus and all other documents filed with the U.S. SEC in connection with the share exchange transaction will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov.  In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the share exchange transaction will be made available to MUS shareholders, free of charge, by calling, writing or e-mailing:
MUFG Contact :Mr. Hitoshi Shimamura MUS Contact :Mr. Hiroshi Kutose
2-7-1, Marunouchi, Chiyoda-ku,                                             2-5-2, Marunouchi, Chiyoda-ku
Tokyo 100-8330, Japan                                                      Tokyo 100-0005, Japan
Telephone : 81-3-3240-6608                                                 Telephone : 81-3-6213-6584
Email: Hitoshi_Shimamura@hd.mufg.jp Email: kutose-hiroshi@sc.mufg.jp
In addition to the Form F-4, the prospectus and the other documents filed with the U.S. SEC in connection with the share exchange transaction, MUFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. Such filings with the U.S. SEC are available to the public from commercial document retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.
Forward-Looking Statements
This communication contains forward-looking information and statements about MUFG, MUS and their businesses after completion of the transaction.
Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions.  Although MUFG’s and MUS’s management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of MUS securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MUFG and MUS, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.  These risks and uncertainties include those discussed or identified in the public filings with the U.S. SEC and the local filings made by MUFG and MUS, including those listed under “Cautionary Statement
Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that MUFG has filed with the U.S. SEC.  Other than as required by applicable law, MUFG and MUS do not undertake any obligation to update or revise any forward-looking information or statements.